

March 7, 2013

<u>Via E-mail</u>
Yonekatsu Kato
President and Chief Executive Officer
Cold Cam Inc.
Rua Loefgreen 1654, ap 113
São Paulo, SP
Brasil 04040-002

      Re: Cold Cam Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed February 25, 2013
             File No. 333-186197

Dear Mr. Kato:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1. Please revise your disclosure to discuss the extent to which any of the exemptions mentioned on pages 8 and 9 are available to you as a smaller reporting company, regardless of whether you also qualify as an "emerging growth company."

<u>Prospectus Cover Page</u>

2.   Your revisions in response to prior comment 2 regarding "rounding up shares issued to the buyer" suggests that you revised to address a possible issuance of fractional shares. However, prior comment 2 asked how investors could <u>pay</u> for purchasing an odd number of shares given the per-share price. For example, if an investor bought three shares, how could he or she pay the seven and one-half cent aggregate purchase price? Please revise accordingly.

If we are unable to successfully . . ., page 13

3.   Please expand your response to prior comment 8 to tell us the basis for your statement on page 18 that you expect to experience continuous growth for the foreseeable future, as previously requested. We also note your response to prior comment 17. With a view toward clarified disclosure, please tell us the basis for your expectation as to when you will generate revenue after completion of this offering.

Estimated expenses . . ., page 20

4.   Your revisions in response to prior comment 10 state that the funds previously invested by your CEO "are being and will continue to be used to pay for such expenses," which "expenses" appear to be those related to this offering and maintaining your reporting status. Please reconcile this statement with your disclosure that you intend to use the proceeds of this offering to pay those expenses and, if the proceeds are insufficient, your CEO will provide additional funds to maintain your reporting status. Please also revise the disclosure referenced in prior comment 22 consistent with any revisions you make in response to this comment.

Plan of Distribution, page 22

5.   We note your response to prior comment 11; however, it continues to appear that your document does not include the information required by Regulation S-K Item 201(a)(2)(ii). Specifically, please disclose the amount of your securities that could be sold pursuant to Rule 144 of the Securities Act. Please ensure that your revised disclosure addresses the limits of Rule 144(i) and the possible acquisition of shares in this offering by your affiliates. Please also ensure that your risk factors address any material impact on trading of your shares due to the number held by affiliates.

Market Opportunity, page 26

6.   We note your revised disclosure in response to prior comment 13 regarding what you "believe" and that such statements represent your opinion. With a view toward disclosure, please tell us the basis for each of these opinions and beliefs, including any research you conducted into the opportunity you say exists for "higher end clients." As one example only, please tell us how you determined that your product will enable "an overall energy saving from the unnecessary door openings."

Description of our Product, page 27

7.   We note your reference to "possible" licensing costs added in response to prior comment 14. Please clarify why you do not know whether such costs will be incurred by you. If, as you state in your disclosure, such costs will be paid by your customers, please revise to clarify the impact on the cost of refrigerators that incorporate your product. Also, if your customers will pay for such costs, it is unclear what rights you will be licensing to them.

For example, if your customers obtain a license from a third party to use the technology incorporated in the camera system, what rights will you own and then license to your customer?

Competitive Advantages, page 28

8. Please expand your response to prior comment 15 to disclose the basis, if any, you have for your opinion that you will have no direct competitors. For example, you say that "no data" supports it. Does that mean you have conducted no market research or does it mean the market research you conducted shows evidence contrary to what you claim? In this regard, it continues to be unclear why you believe refrigerators without your product will not compete directly with you.

Plan of Operation, page 40

9. We note your revisions in response to prior comments 18 and 19 and that the total expenses and respective allocations are "estimated." Please expand to clarify how you estimated each of the expenses referenced in your disclosure, including how you determined the amounts you disclose will be sufficient to accomplish the objectives you mention. In this regard, we note your revisions regarding purchasing materials and equipment according to "the developer's needs." Since it appears from your disclosure that you have not yet hired the developer, it is unclear how you determined the expenses you note. Likewise, it also appears that you do not know how the "camera system" will look or operate or what materials and equipment will be needed. If so, please revise to state so directly.

10. Given your responses to our comments and existing disclosure regarding the current state of your operations and plan for future operations, please provide us your analysis as to how you concluded this offering is not subject to Rule 419 of Regulation C. Please cite all authority on which you rely. Please also include in your response a description of similar offerings or companies with which your affiliates and others assisting you in this offering have been involved.

Capital Resources and Liquidity, page 43

11. We note your response to prior comment 3. Please reconcile your statement that your only source of cash at this time is investments by others in this offering with your disclosure that your CEO is committed to providing up to $15,000 to the company. Also reconcile your statement that your CEO is "committed" to providing such funds with your disclosure that no contract or written agreement is in place with your CEO. Please also tell us the reasons for the deletion from page 38.

Exhibit 5.1

12.   We note from the revisions in response to prior comment 23 that the "Registered Shares" are currently "fully paid and non-assessable." Please ask counsel to revise, if true, that such shares will be fully paid and non-assessable only <u>after</u> they are offered and sold in the manner described in your registration statement. Also, it continues to appear from the last clause in the second sentence of the penultimate paragraph that counsel is assuming no changes that would adversely affect the registrant's ability to issue and deliver the shares or their validity. Please ask counsel to tell us why it believes such assumption is appropriate, or ask counsel to revise to eliminate it.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Andrew J. Befumo, Esq.